EXHIBIT 99.1

ING to separate Board roles for operations and technology; Ron van Kemenade appointed chief technology officer, chief operations officer Roel Louwhoff to leave ING

ING to separate Board roles for operations and technology;

Ron van Kemenade appointed chief technology officer,

chief operations officer Roel Louwhoff to leave ING

ING announced today that in order to further strengthen its position as a digital leader in banking it will separate the Management Board Banking roles for technology and operations. Ron van Kemenade will be appointed member of the Management Board Banking and chief technology officer, effective 1 May 2021. After a transitional period, Roel Louwhoff, chief operations officer and chief transformation officer, will leave ING later this year to continue his career outside the company. Further announcements on his succession will be made as and when appropriate.

Ron van Kemenade is currently ING’s chief information officer, reporting to the chief operations officer. In his new role as chief technology officer on the Management Board Banking he will remain responsible for technology globally, including infrastructure, applications and architecture. He will also remain responsible for data management and will assume responsibility for information security. The chief operations officer will remain responsible for bankwide operations including KYC, the Global Transformation Office and ING Business Shared Services.

Ron van Kemenade (Dutch) joined ING in 2003 as director Internet Retail for ING Netherlands. He has held various positions including responsibility for direct channels and payment services at the Postbank, for product and programme management at ING Retail Banking and as CIO of ING Netherlands from 2010. In 2013, he assumed his current position. Before joining ING, Ron worked at telecom provider KPN for 12 years, lastly as director Consumer Internet and Media Services (2001-2002). He holds a degree in public administration from the University of Twente and a postgraduate Controller’s degree.

Roel Louwhoff was appointed as ING’s chief operations officer effective 1 May 2014 and additionally as chief transformation officer in October 2016. Before joining ING he held positions in consultancy, operations and IT with various international organisations including SNT, ClientLogic Corporation and BT.

Steven van Rijswijk, CEO of ING said: “Today’s announcement marks a next step in our journey to become a data-driven digital leader in banking. I am confident that Ron’s appointment as chief technology officer will serve as a catalyst for our further development. As ING’s first chief operations officer, Roel has played a central role in the execution of our strategy. We have benefitted enormously from his experience and drive and will continue to do so in the coming months. But I want to thank him already for his valuable contributions to ING and wish him well in his future activities.”

Roel Louwhoff said: “The separation of the operations and technology roles at board level is a natural step in the evolution of ING as a digital leader, which I fully support. For me, after seven years on the Board, it is also a natural moment to start looking for a change of scenery later this year. I have thoroughly enjoyed the journey over the past years and I want to thank all of my 57,000 colleagues and wish them well for the future.”

The appointment of Ron van Kemenade has been approved by the European Central Bank. Roel Louwhoff will step down from the Management Board Banking effective 1 August 2021 and will leave ING on 1 November 2021. As of 1 May 2021, the composition of ING’s Management Board Banking will be as follows:

  Steven van Rijswijk, chief executive officer
  Tanate Phutrakul, chief financial officer
  Ljiljana Čortan, chief risk officer
  Pinar Abay, head of Market Leaders
  Andrew Bester, head of Wholesale Banking
  Aris Bogdaneris, head of Retail and head of Challenger & Growth Markets
  Ron van Kemenade, chief technology officer
  Roel Louwhoff, chief operations officer and chief transformation officer (until 1 August 2021)

Note for editors
A short interview with Ron Van Kemenade is available at ing.com.

For further information on ING, please visit www.ing.com. Frequent news updates can be found in the Newsroom or via the @ING_news Twitter feed. Photos of ING operations, buildings and its executives are available for download at Flickr. ING presentations are available at SlideShare.

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ING PROFILE

ING is a global financial institution with a strong European base, offering banking services through its operating company ING Bank. The purpose of ING Bank is empowering people to stay a step ahead in life and in business. ING Bank’s more than 57,000 employees offer retail and wholesale banking services to customers in over 40 countries.

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